FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6 of

The Securities Exchange Act of 1934

For the Month of January, 2003

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on January 10, 2003, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing its annual management policy.

2.	News release issued on January 21, 2003, by the registrant, announcing that it has purchased a portion of its own shares in conformity with provisions of Article 210 of the Japanese Commercial Code.

3.	News release issued on January 29, 2003, by the registrant, announcing specific plans regarding a new CRT joint venture with Toshiba.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ SHIGERU NAKATANI
Shigeru Nakatani, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: January 6, 2003

January 10, 2003

FOR IMMEDIATE RELEASE
Media Contacts:	Yasuhiro Fukagawa, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Announces Annual Management Policy

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol: MC), best known for its “Panasonic” and “National” brand names, today announced its annual management policy for fiscal 2004, ending March 31, 2004. The following is an outline of the policy, which company president Kunio Nakamura announced.

As of January 1, Matsushita implemented its new organizations based on business domains. Mr. Nakamura emphasized that this is Matsushita’s new beginning, “re-declaring its founding.”

1.	Purpose of “Value Creation 21” plan

To make the transition from a mass-production-oriented operation, Matsushita will establish a business model to become a “super manufacturing company.” This will enable a value-chained business model with higher profit from synergy effects of components and devices, finished products and services & solutions.

2.	“Value Creation 21” Initiatives

In order to become a “Lean & Agile” Matsushita, the following have been implemented:

(1)	IT innovations

(2)	Corporate culture reform

(3)	Manufacturing innovations

(4)	Reform of sales/distribution structure in Japan

(5)	Reform of headquarters’ function

(6)	Integration of manufacturing bases

(7)	Employment structure reforms

(8)	R&DD (Research & Development and Design) reform

3.	Shift in management focus from “Deconstruct” to “Create”

(1)	New organizational structure – shifting from single product line-based division management to a domain company management structure to achieve optimum overall results.

•	Reorganization of home appliances business

As of April 1, 2003, the Home Appliance and Housing Electronics Company, and the Air-Conditioner Company will be integrated into Matsushita Home Appliances Company.

This new company, along with the Packaged Air-Conditioner Company and Matsushita Refrigeration Company constitute the Home Appliances Group.

(2)	Management Innovations – Authority will be delegated to domain companies to promote autonomous management, with an emphasis on cash flows and global consolidated management.

The newly established domain companies will aim for the following to help “realize the ubiquitous network society” and “co-exist with the environment.”

Panasonic AVC Networks Company

-	aims to be the global No.1 in digital platforms: SDs, DVDs, and Digital TVs

Panasonic Communications Co., Ltd.

-	aims to be the global No.1 that can lead the development of networking environment for home, small business and corporate customers through IPv6.

Panasonic Mobile Communications Co., Ltd.

-	aims to be in the world’s top 3 in multimedia mobile communications.

Panasonic Automotive Systems Company

-	aims to be the global No.1 in automotive multimedia systems.

Panasonic System Solutions Company

-	will create a ubiquitous networking society through digital AV & IT technologies.

Matsushita Ecology Systems Co., Ltd.

-	will contribute to co-existence with the global environment through environmental systems business.

Panasonic Factory Solutions Co., Ltd.

-	will contribute to the business development of customers by innovating manufacturing processes through circuit manufacturing technology.

Healthcare Business Company

-	will contribute to the well-being of people by creating ubiquitously networked healthcare business.

Home Appliances Group

-	will provide people worldwide with dependable and attractive products & services in the areas of food, clothing and housing as a leader in environmentally-friendly technology.

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4.	Challenge to become global No.1

In order to achieve growth in fiscal 2004 and beyond, Matsushita will build solid pillars of business as follows:

(1)	Next V-products – A 1,200 billion yen sales target (fiscal 2004) for 90 products.

(2)	Overseas operations – As a “growth engine,” Matsushita will aim to generate 60% or more of the group’s total profit from overseas operations. Matsushita will accelerate the expansion of business in China, aiming at sales of 1,000 billion yen in 2005.

(3)	R&D Strategy – Creation of “Black-box” technologies (technology that cannot be easily copied by competitors); selection and concentration of technology resources according to business portfolio.

(4)	Global Marketing
•	Providing a variety of ideas for enhancing people’s lifestyles throughout the world.
•	Develop a unified global design concept based on the three keywords: “Progressive” (continuous innovation), “Sensitive” (responsive to customers’ needs) and “Timeless” (value that lasts).
•	Worldwide simultaneous marketing of new products through which the company aims for instant gain of high market share in such product categories as DVD recorders (50%) and plasma displays (30%).

5.	Initiatives toward a new Matsushita

In summary, we will create a new Matsushita through the following:

(1)	Business domain-based structure

(2)	Creation of V-products

(3)	“Black-box” technologies

(4)	Global strategy

(5)	Management focusing on cash flows

(6)	Management quality innovation

(7)	“Flat & Web” organization

(8)	Increased brand value

6.	Management Slogan for 2003

Each of Us Acting with the Spirit of a Founder

About Matsushita Electric Industrial Co., Ltd.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic, National, Technics, and Quasar brand names, is a worldwide leader in the development and manufacture of electronics products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of US$51.7 billion for the fiscal year ended March 31, 2002. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges. For more information, please visit Matsushita web site at http://www.panasonic.co.jp/global/top.html

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Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

January 21, 2003

FOR IMMEDIATE RELEASE
Media Contacts:	Yasuhiro Fukagawa, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” and “National” brand products, today announced that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of purchase: Between December 20, 2002 and January 21, 2003

3.	Aggregate purchase amount: 22,673,831,000 yen

4.	Aggregate number of shares purchased: 19,000,000 shares

5.	Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)

1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2002:

•	Class of shares: Common stock
•	Aggregate number of shares to be purchased: Up to 180 million shares
•	Aggregate purchase amount: Up to 300 billion yen

2)	Cumulative total of shares repurchased through January 21, 2003:

•	Aggregate purchase amount: 76,151,418,000 yen
•	Aggregate number of shares purchased: 62,000,000 shares

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January 29, 2003

FOR IMMEDIATE RELEASE
Media Contacts:	Yasuhiro Fukagawa, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Announces Specific Plans Regarding

New CRT Joint Venture with Toshiba

-New Company to be formed by integrating CRT businesses

of both companies through business divisions-

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX symbol : MC) announced that the company has decided at its board of directors meeting held today to integrate its cathode ray tube (CRT) business into Matsushita Toshiba Picture Display Co., Ltd. (New Company), which will be jointly established with Toshiba Corporation (Toshiba), effective April 1, 2003. In January 2003, MT Picture Display Co., Ltd. (Preparatory Company) was established by Matsushita and Toshiba for the purpose of making necessary preparations to integrate the CRT businesses of the two companies into the New Company. As part of such preparations, on March 20, 2003, Matsushita will first divide and transfer its CRT business to the Preparatory Company. Following such division and transfer, Matsushita’s CRT business, together with the CRT business that Toshiba will subsequently divide and transfer to the Preparatory Company, will be integrated into the New Company, effective April 1, 2003.

The basic terms of the business division and subsequent integration are outlined as follows:

1.    Objective of business integration

The objective of the business division and integration is to establish a highly-profitable CRT business structure. This will be accomplished by consolidating both companies’ strengths in R&D, manufacturing and sales, thereby achieving efficient management and competitive CRT business operations on a global scale. The New Company will be the third largest TV-use CRT operation in the world. Although the CRT market is somewhat mature, annual growth of between two and three percent (based on units) is forecasted, due to brightness, color and cost performance advantages that the CRT format maintains over plasma display panels and liquid crystal displays.

The advent of digital broadcasting will heighten the necessity to improve the image quality of display devices. The New Company will differentiate itself through cutting edge technology that provides high-quality images by combining Matsushita’s Super Slot Tension mask technology, which helps form uniformly high-quality images and is ideal for large-sized flat screen picture tubes for digital TV receivers, and Toshiba’s Microfilter technology, which increases brightness and contrast in CRTs.

The New Company also brings together the product development capabilities and manufacturing technologies of Matsushita and Toshiba to maintain a competitive position in the global CRT market by sharing and standardizing design methods and manufacturing processes.

Matsushita and Toshiba will integrate domestic and overseas CRT business operations in the areas of R&D, manufacturing and sales, with the exception of manufacturing operations in Japan.

2.    Outline of business division

A.	Schedule

January 29, 2003	• Board resolution to approve business division
• Signing of business division agreement

March 20, 2003 (planned)	• Date of business division and transfer

March 31, 2003 (planned)	• Date of business division and transfer (Toshiba)

April 1, 2003 (planned)	• New Company inaugurated upon name change of Preparatory Company

B.	Method of business division and transfer

1)	Method

Matsushita will divide a certain part of its business and the Preparatory Company (the succeeding company) will succeed the divided business.

2)	Reason for adopting this method

This method was chosen because it was determined to be the most efficient means by which to transfer the relevant businesses.

C.	Allotment of shares

1)	Share allotment ratios

Upon the business division and transfer by Matsushita, the succeeding company will issue 120,271 new shares of common stock, and allot such shares to Matsushita. Furthermore, upon completion of procedures related to business integration, Matsushita and Toshiba will hold 64.5% and 35.5% shares in the New Company, respectively.

(For the purpose of Matsushita’s consolidated financial reporting, which conforms to U.S. GAAP, the equity method will be applied for the New Company. Although the New Company will be autonomously responsible for managing its business, important management decisions will be made upon agreement between Matsushita and Toshiba.)

2)	Calculation method for share allotment ratios

Matsushita and Toshiba consulted their respective outside financial advisors, separately, regarding the assessment of the overall value of businesses involved in the integration of CRT businesses. Based on such assessment, both companies held negotiations, whereupon Matsushita calculated the number of shares to be allotted to it by the succeeding company in consideration of the value of its CRT business to be divided, as well as the value of assets held, and the number of shares issued, by the succeeding company.

D.	Cash distribution upon business division and transfer

There will be no cash distribution in relation to the business division and transfer.

E.	Rights and obligations to be succeeded

Assets, liabilities, rights and obligations involved in the business to be divided and transferred, which are considered to be mandatory for the succeeding company to operate the business to be succeeded.

F.	Prospects of paying debt obligations

Matsushita believes that both Matsushita and the succeeding company can pay the debt obligations to be incurred as a result of the business division and transfer.

3.    Basic information for Matsushita and Toshiba (non-consolidated basis)

(as of September 30, 2002)

Trade Name	Matsushita Electric Industrial Co., Ltd. (company to divide a unit)		Toshiba Corporation (company to divide a unit)

Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Manufacture and sale of electronic and electric equipment

Date of Incorporation	December 15, 1935		June 25, 1904

Principal Office	Kadoma-shi, Osaka, Japan		Minato-ku, Tokyo, Japan

Representative	Kunio Nakamura, President		Tadashi Okamura, President

Capital Stock (million yen)	258,738		274,926

Shares Issued	2,138,515,837		3,219,027,165

Shareholders’ Equity (million yen)	2,567,709		676,558

Total Assets (million yen)	4,401,440		2,855,366

Annual Financial Closing Date	March 31		March 31

No. of Employees	50,121		43,019

Major Customers

Consumer products—widely distributed to general public through consumer and household equipment sales networks.

Business and industrial equipment and
components—sold mainly to corporations,
government agencies and manufacturers through systems and industrial sales networks.

    Centered on information technology,

    including mobile and network technologies;

    sales of systems, services, equipment,

    components and content to government and

    municipal institutions, corporations and

    individual customers.

	Moxley & Co.	5.21%	Sumitomo Mitsui Banking Corporation	3.88%
Major	Sumitomo Mitsui Banking Corporation	4.56%	The Dai-Ichi Mutual Life Insurance Company	3.72%
Shareholders and	Japan Trustee Services Bank (Trust account)	4.35%	Nippon Life Insurance Company	3.36%
Shareholdings	Suitomo Life Insurance	3.58%	Japan Trustee Services Bank (Trust account)	2.52%
	The Master Trust Bank of Japan (Trust account)	3.28%	The Master Trust Bank of Japan (Trust account)	2.18%

Major Banks	Sumitomo Mitsui Banking Corporation, The Asahi Bank, etc.		Sumitomo Mitsui Banking Corporation, etc.

Relationship between Matsushita and Toshiba	Capital:	None

	Personnel:	None

	Transactions:	None of note

Note:    Amounts less than one million yen have been omitted. (hereinafter the same)

Financial results for the most recent three fiscal years (non-consolidated basis)

(in millions of yen, except per share amounts)

	Matsushita Electric Industrial Co., Ltd. (company to divide a unit)			Toshiba Corporation (company to divide a unit)

Fiscal Year ended	2000/3	2001/3	2002/3	2000/3	2001/3	2002/3

Net Sales	4,553,223	4,831,866	3,900,790	3,505,338	3,678,977	3,196,896

Operating Profit (Loss)	75,228	76,634	(92,952)	34,324	125,880	(196,752)

Recurring Profit (Loss)	113,536	115,494	(42,480)	16,280	95,327	(231,816)

Net Income (Loss)	42,349	63,687	(132,410)	(244,515)	26,411	(260,332)

Net Income (Loss) per Share (in yen)	20.53	30.63	(63.79)	(75.96)	8.20	(80.87)

Annual Dividends per Share (in yen)	12.50	12.50	10.00	3.00	10.00	0

Shareholders’ Equity per Share (in yen)	1,248.31	1,306.37	1,225.39	274.18	286.42	198.57

4.    Description of the business to be divided from Matsushita

A.	Business to be divided

CRT business involving R&D, sales and overseas support conducted by the CRT Business Group (not including the Domestic Manufacturing Management Group) of Display Devices Company, an internal divisional company of Matsushita.

B.	Operating results of the business to be divided for the year ended March 31, 2002

Net sales: Approximately 28,527 million yen

C.	Assets and liabilities of the business to be divided (forecast for March 20, 2003)

(in millions of yen)

Assets		Liabilities

Item	Book Value	Item	Book Value

Assets	75,400	Liabilities	7,700

		Shareholders’ equity	67,700

Total	75,400	Total	75,400

5.    Basic information for the New Company

A.	Outline of New Company (forecast for April 2003)

Trade Name	Matsushita Toshiba Picture Display Co., Ltd.

Principal Lines of Business	Development, manufacturing and sales of CRTs and other display devices

Start of Business	April 1, 2003

Principal Office	Takatsuki-shi, Osaka, Japan

Representative	Minoru Ueda, President		(slated)

Capital Stock (million yen)		10,000

Shares Issued		200,000

Shareholders’ Equity (million yen)	Approximately	73,000	(consolidated)

Total Assets (million yen)	Approximately	160,000	(consolidated)

Annual Financial Closing Date	March 31

No. of Employees	Approximately	15,700	(worldwide)

Major Customers and Suppliers	Customers — Matsushita, Toshiba, Mitsubishi Electric Corporation, Sharp Corporation, Victor Company of Japan, Limited Suppliers — Matsushita, Toshiba

Major Shareholders and Shareholdings	Matsushita	64.5%
	Toshiba	35.5%

Major Banks	Sumitomo Mitsui Banking Corporation, etc.

Relationship with Matsushita	Capital:	Matsushita 64.5%, Toshiba 35.5%

	Personnel:	Directors and corporate auditors will be from the parent companies, and employees will also be sent from Matsushita and Toshiba

	Transactions:	Sale and purchase of finished products, merchandise and materials

Note:	On April 1, 2003, MT Picture Display Co., Ltd. (succeeding company) will change its name to Matsushita Toshiba Picture Display Co., Ltd., and begin operations.

B.	Directors and Corporate Auditors of the New Company

(as of April 1, 2003)

Title	Name

President	Minoru Ueda	(from Matsushita)
Vice President	Eisaburo Hamano	(from Toshiba)
Senior Managing Director	Tatsuo Tobinaga	(from Matsushita)
Director	Masao Morishita	(from Matsushita)
Director	Masayuki Nakamoto	(from Matsushita)
Director	Takashi Hino	(from Matsushita)
Director	Hidetsugu Otsuru	(from Matsushita)
Director	Taketoshi Shimoma	(from Toshiba)
Director	Hisashi Matsuda	(from Toshiba)
Director	Tadashi Matsumoto	(from Toshiba)
Corporate Auditor	Tadashi Yamamoto	(from Matsushita)
Corporate Auditor	Osamu Oshita	(from Matsushita)
Corporate Auditor	Kazumasa Uchida	(from Toshiba)

6.    Effects of business division on Matsushita’s financial results

A.	Information about Matsushita upon business division

1)	Trade name:	Matsushita Electric Industrial Co., Ltd.

2)	Principal lines of business:	Manufacture and sale of electronic and electric equipment

3)	Principal office:	Kadoma-shi, Osaka, Japan

4)	Representative:	Kunio Nakamura, President

5)	Capital stock:	No change as a result of this business division

6)	Total assets:	Forecasted decrease resulting from business division: approximately 7.7 billion yen

7)	Annual Financial closing date:	March 31

8)	Effect on financial results:	Matsushita currently expects that the business division will have no significant effect on the company’s operating results or financial position.

B.	Forecast of Matsushita’s financial results after the business division

Matsushita currently plans to announce forecasts for consolidated and parent alone financial results for the fiscal year ending March 31, 2004 in late April 2003.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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